                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                Vector Group Ltd.
                                -----------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   92240M-10-8
                                 --------------
                                 (Cusip Number)

                                  Marc N. Bell
                       Vice President and General Counsel
                                Vector Group Ltd.
                       100 S.E. Second Street, 32Nd Floor
                                 Miami, Fl 33131
                                 (305) 579-8000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 92240M-10-8                                          PAGE 2 OF 5 PAGES

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bennett S. LeBow
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    11,292,914 (see item 5)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     494,347
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   11,292,914 (see item 5)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               494,347
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,787,261 (see item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO 92240M-10-8             SCHEDULE 13D                  PAGE 3 OF 5 PAGES


         PRELIMINARY STATEMENT:

                  This Amendment No. 8 amends the Schedule 13D filed by Bennett
S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-7 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the "Company"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999 and September 28, 2000.

                  Item 5 is hereby amended as follows:

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of July 20, 2001, the Reporting Person was the indirect beneficial owner of, in the aggregate, 11,787,261 shares of Common Stock, which constituted approximately 37.5% of the 29,382,796 shares of Common Stock outstanding (plus 2,067,187 shares acquirable by the Reporting Person or his assignee within 60 days upon exercise of options). The Reporting Person's beneficial ownership includes currently exercisable options for 2,067,187 shares granted to the Reporting Person, pursuant to the Company's 1998 Long-Term Incentive Plan described in Amendment No. 5 to the Schedule 13D.

                  (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 1,287,727 shares of Common Stock through LeBow Limited Partnership, a Delaware limited partnership, (ii) 7,938,000 shares through LeBow Gamma Limited Partnership, a Nevada limited partnership, (iii) 1,378,125 shares acquirable by LeBow Epsilon 1999 Limited Partnership, a Delaware limited partnership, as assignee of the Reporting Person, upon exercise of currently exercisable options, and (iv) 689,062 shares acquirable by the Reporting Person upon exercise of currently exercisable options. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Limited Partnership and is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of LeBow Epsilon 1999 Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings Inc., a director and officer of LeBow Gamma Inc. and the sole member and manager of LeBow Epsilon 1999 LLC. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 494,347 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation's shares of Common Stock.

                  Item 6 is hereby amended as follows:

         ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  (a) As of July 20, 2001, 917,059 shares of Common Stock are pledged by LeBow Limited Partnership to U.S. Clearing Corp. to secure a margin loan to the Reporting Person.

                  (b) On January 22, 2001, the Company granted a non-qualified stock option to the Reporting Person pursuant to the Company's 1999 Long-Term Incentive Plan described in Amendment No. 7 to the Schedule 13D. Under the option, the Reporting Person has the right to purchase 750,000 shares of Common Stock at an exercise price of $19.125 per share (the fair market value of a share of Common Stock on the date of grant). Common Stock dividend equivalents are paid currently with respect to each share underlying the unexercised portion of the option. The option has a ten-year term and becomes exercisable on November 4,

CUSIP NO 92240M-10-8             SCHEDULE 13D                  PAGE 4 OF 5 PAGES


                           2003. However, the option will earlier vest and become immediately exercisable upon (i) the occurrence of a change in control or (ii) the termination of the Reporting Person's employment with the Company due to death or disability. Upon the termination of the Reporting Person's employment for any reason, any then unexercisable portion of the option will be forfeited and cancelled by the Company. The Reporting Person's right to exercise will terminate nine months after the date of termination, but not beyond the stated term of the option. If the Reporting Person dies or becomes disabled, he, or his estate or other legal representative, will be entitled to exercise the option for a one-year period following the date of his death or disability, but not beyond the stated term of the option.

                  (c) In connection with the June 2001 private offering of the Company's 6.25% Convertible Subordinated Notes due 2008, the Reporting Person and LeBow Gamma Limited Partnership have agreed with Jefferies & Company, Inc. ("Jefferies") that Jefferies may borrow up to 3,000,000 shares of Common Stock from LeBow Gamma Limited Partnership during the three year period ending June 29, 2004 and that LeBow Gamma Limited Partnership will not dispose of such shares during the three year period, subject to limited exceptions. In addition, the Reporting Person also agreed with Jefferies that he will not sell, pledge or otherwise dispose of any shares of Common Stock, without the prior consent of Jefferies, for a 90 day period ending September 27, 2001, subject to limited exceptions.

                  Item 7 is hereby amended as follows:

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 9:   Stock Option Agreement, dated January 22,
                               2001, between the Company and the Reporting
                               Person (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2001).

                  Exhibit 10:  Master Securities Loan Agreement, dated June
                               28, 2001, between LeBow Gamma Limited Partnership and Jefferies.

                  Exhibit 11: Agreement, dated June 28, 2001, between the Reporting Person, LeBow Gamma Limited Partnership and Jefferies.

CUSIP NO 92240M-10-8             SCHEDULE 13D                  PAGE 5 OF 5 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: July 20, 2001





                                       /s/ Bennett S. LeBow
                                       -----------------------------------------
                                       Bennett S. LeBow

                                                                      Exhibit 10

MASTER SECURITIES LOAN AGREEMENT

--------------------------------------------------------------------------------




Dated as of:      June 28, 2001

Between: LeBow Gamma Limited Partnership ("Lender") and Jefferies & Company, Inc. ("Borrower")

1.       APPLICABILITY.

         From time to time the parties hereto may enter into transactions in which Lender will lend to Borrower certain Securities (as defined herein) against a transfer of Collateral (as defined herein). Each such transaction shall be referred to herein as a "Loan" and, unless otherwise agreed in writing, shall be governed by this Agreement, including any supplemental terms or conditions contained in an Annex or Schedule hereto and in any other annexes identified herein or therein as applicable hereunder. Capitalized terms not otherwise defined herein shall have the meanings provided in Section 24.

2.       LOANS OF SECURITIES.

         2.1 Subject to the terms and conditions of this Agreement, Borrower or Lender may, from time to time, seek to initiate a transaction in which Lender will lend Securities to Borrower. Borrower and Lender shall agree on the terms of each Loan (which terms may be amended during the Loan), including the issuer of the Securities, the amount of Securities to be lent, the basis of compensation, the amount of Collateral to be transferred by Borrower, and any additional terms. Such agreement shall be confirmed (a) by a schedule and receipt listing the Loaned Securities provided by Borrower to Lender in accordance with Section 3.2, (b) through any system that compares Loans and in which Borrower and Lender are participants, or (c) in such other manner as may be agreed by Borrower and Lender in writing. Such confirmation (the "Confirmation"), together with the Agreement, shall constitute conclusive evidence of the terms agreed between Borrower and Lender with respect to the Loan to which the Confirmation relates, unless with respect to the Confirmation specific objection is made promptly after receipt thereof. In the event of any inconsistency between the terms of such Confirmation and this Agreement, this Agreement shall prevail unless each party has executed such Confirmation.

         2.2 Notwithstanding any other provision in this Agreement regarding when a Loan commences, unless otherwise agreed, a Loan hereunder shall not occur until the Loaned Securities and the Collateral therefor have been transferred in accordance with Section 15.

3.       TRANSFER OF LOANED SECURITIES.

         3.1 Unless otherwise agreed, Lender shall transfer Loaned Securities to Borrower hereunder on or before the Cutoff Time on the date agreed to by Borrower and Lender for the commencement of the Loan.

         3.2 Unless otherwise agreed, Borrower shall provide Lender, for each Loan in which Lender is a Customer, with a schedule and receipt listing the Loaned Securities. Such schedule and receipt may consist of (a) a schedule provided to Borrower by Lender and executed and returned by Borrower when the Loaned Securities are received, (b) in the case of Securities transferred through a Clearing Organization which provides transferors with a notice evidencing such transfer, such notice, or (c) a confirmation or other document provided to Lender by Borrower.

         3.3 Notwithstanding any other provision in this Agreement, the parties hereto agree that they intend the Loans hereunder to be loans of Securities. If, however, any Loan is deemed to be a loan of money by Borrower to Lender, then Borrower shall have, and Lender shall be deemed to have granted, a security interest in the Loaned Securities and the proceeds thereof.

4.       COLLATERAL.

         4.1 Unless otherwise agreed, Borrower shall, prior to or concurrently with the transfer of the Loaned Securities to Borrower, but in no case later than the Close of Business on the day of such transfer, transfer to Lender Collateral with a Market Value at least equal to the Margin Percentage of the Market Value of the Loaned Securities.

         4.2 The Collateral transferred by Borrower to Lender, as adjusted pursuant to Section 9, shall be security for Borrower's obligations in respect of such Loan and for any other obligations of Borrower to Lender hereunder. Borrower hereby pledges with, assigns to, and grants Lender a continuing first priority security interest in, and a lien upon, the Collateral, which shall attach upon the transfer of the Loaned Securities by Lender to Borrower and which shall cease upon the transfer of the Loaned Securities by Borrower to Lender. In addition to the rights and remedies given to Lender hereunder, Lender shall have all the rights and remedies of a secured party under the UCC. The Collateral will be held by Borrower in a segregated account.

         4.3 Except as otherwise provided herein, upon transfer to Lender of the Loaned Securities on the day a Loan is terminated pursuant to Section 6, Lender shall be obligated to transfer the Collateral (as adjusted pursuant to Section 9) to Borrower no later than the Cutoff Time on such day, or, if such day is not a day on which a transfer of such collateral may be effected under Section 15, the next day on which such a transfer may be effected.

         4.4      If Borrower transfers Collateral to Lender, as provided in
                  Section 4.1, and Lender does not transfer the Loaned Securities to Borrower, Borrower shall have the absolute right to the return of the Collateral; and if Lender transfers Loaned Securities to Borrower and Borrower does not transfer Collateral to Lender as provided in Section 4.1, Lender shall have the absolute right to the return of the Loaned Securities.

         4.5 Borrower may, upon reasonable notice to Lender (taking into account all relevant factors, including industry practice, the type of Collateral to be substituted, and the applicable method of transfer), substitute Collateral for Collateral securing any Loan or Loans; provided, however, that such substituted Collateral shall (a) consist only of cash, securities or other property that Borrower and Lender agreed would be acceptable Collateral prior to the Loan or Loans and
                  (b) have a Market Value such that the aggregate Market Value of such substituted Collateral, together with all other Collateral for Loans in which the party substituting such Collateral is acting as Borrower, shall equal or exceed the agreed upon Margin Percentage of the Market Value of the Loaned Securities.

         4.6 Prior to the expiration of any letter of credit supporting Borrower's obligations hereunder, Borrower shall, no later than the Extension Deadline, (a) obtain an extension of the expiration of such letter of credit, (b) replace such letter of credit by providing Lender with a substitute letter of credit in an amount at least equal to the amount of the letter of credit for which it is substituted, or (c) transfer such other Collateral to Lender as may be acceptable to Lender.

5.       FEES FOR LOAN.

         5.1 Unless otherwise agreed, (a) Borrower agrees to pay Lender a loan fee (a "Loan Fee"), computed daily on each Loan based on the aggregate Market Value of the Loaned Securities on the day for which such Loan Fee is being computed, and (b) Lender agrees to pay Borrower a fee or rebate (a "Cash Collateral Fee") on Collateral consisting of cash, computed daily based on the amount of cash held by Lender as Collateral, in the case of each of the Loan Fee and the Cash Collateral Fee at such rates as set forth on Schedule B. Except as Borrower and Lender may otherwise agree (in the event that cash Collateral is transferred by clearing house funds or otherwise), Loan Fees shall accrue from and including the date on which the Loaned Securities are transferred to Borrower to, but excluding, the date on which such Loaned Securities are returned to Lender, and Cash Collateral Fees shall accrue from and including the date on which the cash Collateral is transferred to Lender to, but excluding, the date on which such cash Collateral is returned to Borrower.

         5.2 Unless otherwise agreed, any Loan Fee or Cash Collateral Fee payable hereunder shall be payable:

                  (a) in the case of any Loan of Securities other than Government Securities, upon the earlier of (i) the fifteenth day of the month following the calendar month in which such fee was incurred and (ii) the termination of all Loans hereunder (or, if a transfer of cash in accordance with Section 15 may not be effected on such fifteenth day or the day of such termination, as the case may be, the next day on which such a transfer may be effected); and

                  (b) in the case of any Loan of Government Securities, upon the termination of such Loan and at such other times, if any, as may be customary in accordance with market practice.

                  Notwithstanding the foregoing, all Loan Fees shall be payable by Borrower immediately in the event of a Default hereunder by Borrower and all Cash Collateral Fees shall be payable immediately by Lender in the event of a Default by Lender.

6.       TERMINATION OF THE LOAN.

         6.1      (a)      Unless otherwise agreed, either party may terminate
                           a Loan on a termination date established by notice given to the other party prior to the Close of Business on a Business Day. The termination date established by a termination notice shall be a date no earlier than the standard settlement date that would apply to a purchase or sale of the Loaned
                           Securities (in the case of notice given by Lender) or the noncash Collateral securing the Loan (in the case of a notice given by Borrower) entered into at the time of such notice, which date shall, unless
                           Borrower and Lender agree to the contrary, be (i) in the case of Government Securities, the next Business
                           Day following such notice and (ii) in the case of all other Securities, the third Business Day following such notice.

                  (b) Notwithstanding paragraph (a) and unless otherwise agreed, Borrower may terminate a Loan on any Business Day by giving notice to Lender and transferring the Loaned Securities to Lender before the Cutoff Time on such Business Day.

         6.2 Unless otherwise agreed, Borrower shall, on or before the Cutoff Time on the termination date of a Loan, transfer the Loaned Securities to Lender; provided, however, that upon such transfer by Borrower, Lender shall transfer the Collateral (as adjusted pursuant to Section 9) to Borrower in accordance with
                  Section 4.3.

7.       RIGHTS IN RESPECT OF LOANED SECURITIES AND COLLATERAL.

         7.1 Except as set forth herein and in Sections 8.1 and 8.2 and as otherwise agreed by Borrower and Lender, until Loaned Securities are required to be redelivered to Lender upon termination of a Loan hereunder, Borrower shall have all of the incidents of ownership of the Loaned Securities, including the right to transfer the Loaned Securities to others; Lender hereby waives the right to vote, or to provide any consent or to take any similar action with respect to, the Loaned Securities in the event that the record date or deadline for such vote, consent or other action falls during the term of the Loan.

8.       DISTRIBUTIONS.

         8.1 Lender shall be entitled to receive all Distributions made on or in respect of the Loaned Securities which are not otherwise received by Lender, to the full extent it would be so entitled if the Loaned Securities had not been lent to Borrower.

         8.2 Any cash Distributions made on or in respect of the Loaned Securities, which Lender is entitled to receive pursuant to
                  Section 8.1, shall be paid by the transfer of cash to Lender by Borrower, on the date any such Distribution is paid, in an amount equal to such cash Distribution, so long as Lender is not in Default at the time of such payment. Non-cash Distributions that Lender is entitled to receive pursuant to
                  Section 8.1 shall be added to the Loaned Securities on the date of distribution and shall be considered such for all purposes, except that if the Loan has terminated, Borrower shall forthwith transfer the same to Lender.

         8.3 Borrower shall be entitled to receive all Distributions made on or in respect of non-cash Collateral which are not otherwise received by Borrower, to the full extent it would be so entitled if the Collateral had not been transferred to Lender.

         8.4 Any cash Distributions made on or in respect of such Collateral, which Borrower is entitled to receive pursuant to
                  Section 8.3, shall be paid by the transfer of cash to Borrower by Lender, on the date any such Distribution is paid, in an amount equal to such cash Distribution, so long as Borrower is not in Default at the time of such payment. Non-cash Distributions that Borrower is entitled to receive pursuant to
                  Section 8.3 shall be added to the Collateral on the date of distribution and shall be considered such for all purposes, except that if each Loan secured by such Collateral has terminated, Lender shall forthwith transfer the same to Borrower.

         8.5      Unless otherwise agreed by the parties:

                  (a) If (i) Borrower is required to make a payment (a "Borrower Payment") with respect to cash Distributions on Loaned Securities under Sections 8.1 and 8.2 ("Securities Distributions"), or (ii) Lender is required to make a payment (a "Lender Payment") with respect to cash Distributions on Collateral under Sections 8.3 and 8.4 ("Collateral Distributions"), and (iii) Borrower or Lender, as the case may be ("Payor"), shall be required by law to collect any withholding or other tax, duty, fee, levy or charge required to be deducted or withheld from such Borrower Payment or Lender Payment ("Tax"), then Payor shall (subject to subsections (b) and (c) below), pay such additional amounts as may be necessary in order that the net amount of the Borrower Payment or Lender Payment received by the Lender or Borrower, as the case may be ("Payee"), after payment of such Tax equals the net amount of the Securities Distribution or Collateral Distribution that would have been received if such Securities Distribution or Collateral Distribution had been paid directly to the Payee.

                  (b) No additional amounts shall be payable to a Payee under subsection (a) above to the extent that Tax would have been imposed on a Securities Distribution or Collateral Distribution paid directly to the Payee.

                  (c) No additional amounts shall be payable to a Payee under subsection (a) above to the extent that such Payee is entitled to an exemption from, or reduction in the rate of, Tax on a Borrower Payment or Lender Payment subject to the provision of a certificate or other documentation, but has failed timely to provide such certificate or other documentation.

                  (d) Each party hereto shall be deemed to represent that, as of the commencement of any Loan hereunder, no Tax would be imposed on any cash Distribution paid to it with respect to (i) Loaned Securities subject to a Loan in which it is acting as Lender or (ii) Collateral for any Loan in which it is acting as Borrower, unless such party has given notice to the contrary to the other party hereto (which notice shall specify the rate at which such Tax would be imposed). Each party agrees to notify the other of any change that occurs during the term of a Loan in the rate of any Tax that would be imposed on any such cash Distributions payable to it.

         8.6 To the extent that, under the provisions of Sections 8.1 through 8.5, (a) a transfer of cash or other property by Borrower would give rise to a Margin Excess or (b) a transfer of cash or other property by Lender would give rise to a Margin Deficit, Borrower or Lender (as the case may be) shall not be obligated to make such transfer of cash or other property in accordance with such Sections, but shall in lieu of such transfer immediately credit the amounts that would have been transferable under such Sections to the account of Lender or Borrower (as the case may be).

9.       MARK TO MARKET.

         9.1 Borrower shall daily mark to market any Loan hereunder and in the event that at the Close of Trading on any Business Day the Market Value of the Collateral for any Loan to Borrower shall be less than 100% of the Market Value of all the outstanding Loaned Securities subject to such Loan, Borrower shall transfer additional Collateral no later than the Close of Business on the next Business Day so that the Market Value of such additional Collateral, when added to the Market Value of the other Collateral for such Loan, shall equal 100% of the Market Value of the Loaned Securities.

         9.2 In addition to any rights of Lender under Section 9.1, if at any time the aggregate Market Value of all Collateral for Loans by Lender shall be less than the Margin Percentage of the Market Value of all the outstanding Loaned Securities subject to such Loans (a "Margin Deficit"), Lender may, by notice to Borrower, demand that Borrower transfer to Lender additional Collateral so that the Market Value of such additional Collateral, when added to the Market Value of all other Collateral for such Loans, shall equal or exceed the Margin Percentage of the Market Value of the Loaned Securities.

         9.3 Subject to Borrower's obligations under Section 9.1, if at any time the Market Value of all Collateral for Loans to Borrower shall be greater than the Margin Percentage of the Market Value of all the outstanding Loaned Securities subject to such Loans (a "Margin Excess"), Borrower may, by notice to Lender, demand that Lender transfer to Borrower such amount of the Collateral selected by Borrower so that the Market Value of the Collateral for such Loans, after deduction of such amounts, shall thereupon not exceed the Margin Percentage of the Market Value of the Loaned Securities.

         9.4 Borrower and Lender may agree, with respect to one or more Loans hereunder, to mark the values to market pursuant to Sections 9.2 and 9.3 by separately valuing the Loaned Securities lent and the Collateral given in respect thereof on a Loan-by-Loan basis.

         9.5 Borrower and Lender may agree, with respect to any or all Loans hereunder, that the respective rights of Lender and Borrower under Sections 9.2 and 9.3 may be exercised only where a Margin Excess or Margin Deficit exceeds a specified dollar amount or a specified percentage of the Market Value of the Loaned Securities under such Loans (which amount or percentage shall be agreed to by Borrower and Lender prior to entering into any such Loans).

         9.6      If any notice is given by Borrower or Lender under Sections
                  9.2 or 9.3 at or before the Margin Notice Deadline on any day on which a transfer of Collateral may be effected in accordance with Section 15, the party receiving such notice shall transfer Collateral as provided in such Section no later than the Close of Business on such day. If any such notice is given after the Margin Notice Deadline, the party receiving such notice shall transfer such Collateral no later than the Close of Business on the next Business Day following the day of such notice.

10.      REPRESENTATIONS.

         The parties to this Agreement hereby make the following representations and warranties, which shall continue during the term of any Loan hereunder:

         10.1 Each party hereto represents and warrants that (a) it has the power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder, (b) it has taken all necessary action to authorize such execution, delivery and performance, and (c) this Agreement constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms.

         10.2 Each party hereto represents and warrants that it has not relied on the other for any tax or accounting advice concerning this Agreement and that it has made its own determination as to the tax and accounting treatment of any Loan and any dividends, remuneration or other funds received hereunder.

         10.3 Each party hereto represents and warrants that it is acting for its own account unless it expressly specifies otherwise in writing and complies with Section 11.1(b).

         10.4 Borrower represents and warrants that it has, or will have at the time of transfer of any Collateral, the right to grant a first priority security interest therein subject to the terms and conditions hereof.

         10.5     (a)      Borrower represents and warrants that it (or the
                           person to whom it relends the Loaned Securities) is borrowing or will borrow Loaned Securities that are Equity Securities for the purpose of making delivery of such Loaned Securities in the case of short sales, failure to receive securities required to be delivered, or as otherwise permitted pursuant to Regulation T as in effect from time to time.

                  (b) Borrower and Lender may agree, as provided in Section 23.2, that Borrower shall not be deemed to have made the representation or warranty in subsection (a) with respect to any Loan.

         10.6 Lender represents and warrants that it has, or will have at the time of transfer of any Loaned Securities, the right to transfer the Loaned Securities subject to the terms and conditions hereof, and that it owns the Loaned Securities, free and clear of all liens.

11.      COVENANTS.

         11.1 Each party agrees to be liable as principal with respect to its obligations hereunder.

         11.2 Promptly upon (and in any event within seven (7) Business Days after) demand by Lender, Borrower shall furnish Lender with Borrower's most recent publicly-available financial statements and any other financial statements mutually agreed upon by Borrower and Lender. Unless otherwise agreed, if Borrower is subject to the requirements of Rule 17a-5(c) under the Exchange Act, it may satisfy the requirements of this Section by furnishing Lender with its most recent statement required to be furnished to customers pursuant to such Rule.

12.      EVENTS OF DEFAULT.

         All Loans hereunder may, at the option of the non-defaulting party (which option shall be deemed to have been exercised immediately upon the occurrence of an Act of Insolvency), be terminated immediately upon the occurrence of any one or more of the following events (individually, a "Default"):

         12.1 if any Loaned Securities shall not be transferred to Lender upon termination of the Loan as required by Section 6;

         12.2 if any Collateral shall not be transferred to Borrower upon termination of the Loan as required by Sections 4.3 and 6;

         12.3 if either party shall fail to transfer Collateral as required by Section 9;

         12.4 if either party (a) shall fail to transfer to the other party amounts in respect of Distributions required to be transferred by Section 8, (b) shall have been notified of such failure by the other party prior to the Close of Business on any day, and
                  (c) shall not have cured such failure by the Cutoff Time on the next day after such Close of Business on which a transfer of cash may be effected in accordance with Section 15;

         12.5     if an Act of Insolvency occurs with respect to either party;

         12.6 if any representation made by either party in respect of this Agreement or any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder;

         12.7 if either party notifies the other of its inability to or its intention not to perform its obligations hereunder or otherwise disaffirms, rejects or repudiates any of its obligations hereunder; or

         12.8 if either party (a) shall fail to perform any material obligation under this Agreement not specifically set forth in clauses 12.1 through 12.7, above, including but not limited to the payment of fees as required by Section 5, and the payment of transfer taxes as required by Section 14, (b) shall have been notified of such failure by the other party prior to the Close of Business on any day, and (c) shall not have cured such failure by the Cutoff Time on the next day after such Close of Business on which a transfer of cash may be effected in accordance with Section 15.

         The non-defaulting party shall (except upon the occurrence of an Act of Insolvency) give notice as promptly as practicable to the defaulting party of the exercise of its option to terminate all Loans hereunder pursuant to this Section 12.

13.      REMEDIES.

         13.1 Upon the occurrence of a Default under Section 12 entitling Lender to terminate all Loans hereunder, Lender shall have the right, in addition to any other remedies provided herein, (a) to purchase a like amount of Loaned Securities ("Replacement Securities") in the principal market for such Loaned Securities in a commercially reasonable manner, (b) to sell any Collateral in the principal market for such Collateral in a commercially reasonable manner and (c) to apply and set off the Collateral and any proceeds thereof (including any amounts drawn under a letter of credit supporting any Loan) against the payment of the purchase price for such Replacement Securities and any amounts due to Lender under Sections 5, 8, 14 and 16. In the event that Lender shall exercise such rights, Borrower's obligation to return a like amount of the Loaned Securities shall terminate.

                  Lender may similarly apply the Collateral and any proceeds thereof to any other obligation of Borrower under this Agreement, including Borrower's obligations with respect to Distributions paid to Borrower (and not forwarded to Lender) in respect of Loaned Securities. In the event that (i) the purchase price of Replacement Securities (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Collateral, Borrower shall be liable to Lender for the amount of such excess together with interest thereon at a rate equal to (A) in the case of purchases of Foreign Securities, LIBOR, (B) in the case of purchases of any other Securities (or other amounts, if any, due to Lender hereunder), the Federal Funds Rate or (C) such other rate as may be specified in Schedule B, in each case as such rate fluctuates from day to day, from the date of such purchase until the date of payment of such excess. As security for Borrower's obligation to pay such excess, Lender shall have, and Borrower hereby grants, a security interest in any property of Borrower then held by or for Lender and a right of setoff with respect to such property and any other amount payable by Lender to Borrower. The purchase price of Replacement Securities purchased under this Section 13.1 shall include, and the proceeds of any sale of Collateral shall be determined after deduction of, broker's fees and commissions and all other reasonable costs, fees and expenses related to such purchase or sale (as the case may be). In the event Lender exercises its rights under this Section 13.1, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement Securities or selling all or a portion of the Collateral, to be deemed to have made, respectively, such purchase of Replacement Securities or sale of Collateral for an amount equal to the price therefor on the date of such exercise obtained from a generally recognized source or the last bid quotation from such a source at the most recent Close of Trading. Subject to Section 17, upon the satisfaction of all obligations hereunder, any remaining Collateral shall be returned to Borrower.

         13.2 Upon the occurrence of a Default under Section 12 entitling Borrower to terminate all Loans hereunder, Borrower shall have the right, in addition to any other remedies provided herein,
                  (a) to purchase a like amount of Collateral ("Replacement Collateral") in the principal market for such Collateral in a commercially reasonable manner, (b) to sell a like amount of the Loaned Securities in the principal market for such Loaned Securities in a commercially reasonable manner and (c) to apply and set off the Loaned Securities and any proceeds thereof against (i) the payment of the purchase price for such Replacement Collateral, (ii) Lender's obligation to return any cash or other Collateral, and (iii) any amounts due to Borrower under Sections 5, 8 and 16. In such event, Borrower may treat the Loaned Securities as its own and Lender's obligation to return a like amount of the Collateral shall terminate; provided, however, that Lender shall immediately return any letters of credit supporting any Loan upon the exercise or deemed exercise by Borrower of its termination rights under Section 12. Borrower may similarly apply the Loaned Securities and any proceeds thereof to any other obligation of Lender under this Agreement, including Lender's obligations with respect to Distributions paid to Lender (and not forwarded to Borrower) in respect of Collateral. In the event that (i) the sales price received from such Loaned Securities is less than (ii) the purchase price of Replacement Collateral (plus the amount of any cash or other Collateral not replaced by Borrower and all other amounts, if any, due to Borrower hereunder), Lender shall be liable to Borrower for the amount of any such deficiency, together with interest on such amounts at a rate equal to (A) in the case of Collateral consisting of Foreign Securities, LIBOR, (B) in the case of Collateral consisting of any other Securities (or other amounts due, if any, to Borrower hereunder), the Federal Funds Rate or (C) such other rate as may be specified in Schedule B, in each case as such rate fluctuates from day to day, from the date of such sale until the date of payment of such deficiency. As security for Lender's obligation to pay such deficiency, Borrower shall have, and Lender hereby grants, a security interest in any property of Lender then held by or for Borrower and a right of setoff with respect to such property and any other amount payable by Borrower to Lender. The purchase price of any Replacement Collateral purchased under this Section 13.2 shall include, and the proceeds of any sale of Loaned Securities shall be determined after deduction of, broker's fees and commissions and all other reasonable costs, fees and expenses related to such purchase or sale (as the case may be). In the event Borrower exercises its rights under this Section 13.2, Borrower may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement Collateral or selling all or a portion of the Loaned Securities, to be deemed to have made, respectively, such purchase of Replacement Collateral or sale of Loaned Securities for an amount equal to the price therefor on the date of such exercise obtained from a generally recognized source or the last bid quotation from such a source at the most recent Close of Trading. Subject to Section 17, upon the satisfaction of all Lender's obligations hereunder, any remaining Loaned Securities (or remaining cash proceeds thereof) shall be returned to Lender.

         13.3 Unless otherwise agreed, the parties acknowledge and agree that (a) the Loaned Securities and any Collateral consisting of Securities are of a type traded in a recognized market, (b) in the absence of a generally recognized source for prices or bid or offer quotations for any security, the non-defaulting party may establish the source therefor in its reasonable discretion, and (c) all prices and bid and offer quotations shall be increased to include accrued interest to the extent not already included therein (except to the extent contrary to market practice with respect to the relevant Securities).

         13.4 In addition to its rights hereunder, the non-defaulting party shall have any rights otherwise available to it under any other agreement or applicable law.

14.      TRANSFER TAXES.

         All transfer taxes with respect to the transfer of the Loaned Securities by Lender to Borrower and by Borrower to Lender upon termination of the Loan and with respect to the transfer of Collateral by Borrower to Lender and by Lender to Borrower upon termination of the Loan or pursuant to Section 4.5 or Section 9 shall be paid by Borrower.

15.      TRANSFERS.

         15.1 All transfers by either Borrower or Lender of Loaned Securities or Collateral consisting of "financial assets" (within the meaning of the UCC) hereunder shall be by (a) in the case of certificated securities, physical delivery of certificates representing such securities together with duly executed stock and bond transfer powers, as the case may be, with signatures guaranteed by a bank or a member firm of the New York Stock Exchange, Inc., (b) registration of an uncertificated security in the transferee's name by the issuer of such uncertificated security, (c) the crediting by a Clearing Organization of such financial assets to the transferee's "securities account" (within the meaning of the UCC) maintained with such Clearing Organization, or (d) such other means as Borrower and Lender may agree.

         15.2 All transfers of cash hereunder shall be by (a) wire transfer in immediately available, freely transferable funds or (b) such other means as Borrower and Lender may agree.

         15.3 All transfers of letters of credit from Borrower to Lender shall be made by physical delivery to Lender of an irrevocable letter of credit issued by a "bank" as defined in Section 3(a)(6)(A)-(C) of the Exchange Act. Transfers of letters of credit from Lender to Borrower shall be made by causing such letters of credit to be returned or by causing the amount of such letters of credit to be reduced to the amount required after such transfer.

         15.4 A transfer of Securities, cash or letters of credit may be effected under this Section 15 on any day except (a) a day on which the transferee is closed for business at its address set forth in Schedule A hereto or (b) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

         15.5 For the avoidance of doubt, the parties agree and acknowledge that the term "securities," as used herein (except in this Section 15), shall include any "security entitlements" with respect to such securities (within the meaning of the UCC). In every transfer of "financial assets" (within the meaning of the UCC) hereunder, the transferor shall take all steps necessary (a) to effect a delivery to the transferee under
                  Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee under Section 8-501 of the UCC, (b) to enable the transferee to obtain "control" (within the meaning of Section 8-106 of the UCC), and (c) to provide the transferee with comparable rights under any applicable foreign law or regulation.

16.      CONTRACTUAL CURRENCY.

         16.1 Borrower and Lender agree that (a) any payment in respect of a Distribution under Section 8 shall be made in the currency in which the underlying Distribution of cash was made, (b) any return of cash shall be made in the currency in which the underlying transfer of cash was made, and (c) any other payment of cash in connection with a Loan under this Agreement shall be in the currency agreed upon by Borrower and Lender in connection with such Loan (the currency established under clause (a), (b) or (c) hereinafter referred to as the "Contractual Currency"). Notwithstanding the foregoing, the payee of any such payment may, at its option, accept tender thereof in any other currency; provided, however, that, to the extent permitted by applicable law, the obligation of the payor to make such payment will be discharged only to the extent of the amount of Contractual Currency that such payee may, consistent with normal banking procedures, purchase with such other currency (after deduction of any premium and costs of exchange) on the banking day next succeeding its receipt of such currency.

         16.2 If for any reason the amount in the Contractual Currency received under Section 16.1, including amounts received after conversion of any recovery under any judgment or order expressed in a currency other than the Contractual Currency, falls short of the amount in the Contractual Currency due in respect of this Agreement, the party required to make the payment will (unless a Default has occurred and such party is the non-defaulting party) as a separate and independent obligation and to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall.

         16.3 If for any reason the amount in the Contractual Currency received under Section 16.1 exceeds the amount in the Contractual Currency due in respect of this Agreement, then the party receiving the payment will (unless a Default has occurred and such party is the non-defaulting party) refund promptly the amount of such excess.

17.      SINGLE AGREEMENT.

         Borrower and Lender acknowledge that, and have entered into this Agreement in reliance on the fact that, all Loans hereunder constitute a single business and contractual relationship and have been entered into in consideration of each other. Accordingly, Borrower and Lender hereby agree that payments, deliveries and other transfers made by either of them in respect of any Loan shall be deemed to have been made in consideration of payments, deliveries and other transfers in respect of any other Loan hereunder, and the obligations to make any such payments, deliveries and other transfers may be applied against each other and netted. In addition, Borrower and Lender acknowledge that, and have entered into this Agreement in reliance on the fact that, all Loans hereunder have been entered into in consideration of each other. Accordingly, Borrower and Lender hereby agree that (a) each shall perform all of its obligations in respect of each Loan hereunder, and that a default in the performance of any such obligation by Borrower or by Lender (the "Defaulting Party") in any Loan hereunder shall constitute a default by the Defaulting Party under all such Loans hereunder, and (b) the non-defaulting party shall be entitled to set off claims and apply property held by it in respect of any Loan hereunder against obligations owing to it in respect of any other Loan with the Defaulting Party.

18.      APPLICABLE LAW.

         THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

19.      WAIVER.

         The failure of a party to this Agreement to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. All waivers in respect of a Default must be in writing.

20.      SURVIVAL OF REMEDIES.

         All remedies hereunder and all obligations with respect to any Loan shall survive the termination of the relevant Loan, return of Loaned Securities or Collateral and termination of this Agreement.

21.      NOTICES AND OTHER COMMUNICATIONS.

         Any and all notices, statements, demands or other communications hereunder may be given by a party to the other by telephone, mail, facsimile, e-mail, electronic message, telegraph, messenger or otherwise to the individuals and at the facsimile numbers and addresses specified with respect to it in Schedule A hereto, or sent to such party at any other place specified in a notice of change of number or address hereafter received by the other party. Any notice, statement, demand or other communication hereunder will be deemed effective on the day and at the time on which it is received or, if not received, on the day and at the time on which its delivery was in good faith attempted; provided, however, that any notice by a party to the other party by telephone shall be deemed effective only if (a) such notice is followed by written confirmation thereof and (b) at least one of the other means of providing notice that are specifically listed above has previously been attempted in good faith by the notifying party.

22.      SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

         22.1 EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED

                  STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND (B) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

         22.2 EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

23.      MISCELLANEOUS.

         23.1 Except as otherwise agreed by the parties, this Agreement supersedes any other agreement between the parties hereto concerning loans of Securities between Borrower and Lender. This Agreement shall not be assigned by either party without the prior written consent of the other party and any attempted assignment without such consent shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of Borrower and Lender and their respective heirs, representatives, successors and assigns. This Agreement may be terminated by either party upon notice to the other, subject only to fulfillment of any obligations then outstanding. This Agreement shall not be modified, except by an instrument in writing signed by the party against whom enforcement is sought. The parties hereto acknowledge and agree that, in connection with this Agreement and each Loan hereunder, time is of the essence. Each provision and agreement herein shall be treated as separate and independent from any other provision herein and shall be enforceable notwithstanding the unenforceability of any such other provision or agreement.

24.      DEFINITIONS.

                  For the purposes hereof:

         24.1 "Act of Insolvency" shall mean, with respect to any party, (a) the commencement by such party as debtor of any case or proceeding under any bankruptcy, insolvency, reorganization, liquidation, moratorium, dissolution, delinquency or similar law, or such party's seeking the appointment or election of a receiver, conservator, trustee, custodian or similar official for such party or any substantial part of its property, or the convening of any meeting of creditors for purposes of commencing any such case or proceeding or seeking such an appointment or election, (b) the commencement of any such case or proceeding against such party, or another seeking such an appointment or election, or the filing against a party of an application for a protective decree under the provisions of the Securities Investor Protection Act of 1970, which (i) is consented to or not timely contested by such party, (ii) results in the entry of an order for relief, such an appointment or election, the issuance of such a protective decree or the entry of an order having a similar effect, or (iii) is not dismissed within 15 days, (c) the making by such party of a general assignment for the benefit of creditors, or (d) the admission in writing by such party of such party's inability to pay such party's debts as they become due.

         24.2     "Bankruptcy Code" shall have the meaning assigned in Section
                  25.1

         24.3     "Borrower" shall have the meaning assigned in Section 1.

         24.4 "Borrower Payment" shall have the meaning assigned in Section 8.5(a).

         24.5 "Broker-Dealer" shall mean any person that is a broker (including a municipal securities broker), dealer, municipal securities dealer, government securities broker or government securities dealer as defined in the Exchange Act, regardless of whether the activities of such person are conducted in the United States or otherwise require such person to register with the U.S. Securities and Exchange Commission or other regulatory body.

         24.6 "Business Day" shall mean, with respect to any Loan hereunder, a day on which regular trading occurs in the principal market for the Loaned Securities subject to such Loan, provided, however, that for purposes of determining the Market Value of any Securities hereunder, such term shall mean a day on which regular trading occurs in the principal market for the Securities whose value is being determined. Notwithstanding the foregoing, (a) for purposes of Section 9, "Business Day" shall mean any day on which regular trading occurs in the principal market for any Loaned Securities or for any Collateral consisting of Securities under any outstanding Loan hereunder and "next Business Day" shall mean the next day on which a transfer of Collateral may be effected in accordance with Section 15, and (b) in no event shall a Saturday or Sunday be considered a Business Day.

         24.7     "Cash Collateral Fee" shall have the meaning assigned in
                  Section 5.1.

         24.8 "Clearing Organization" shall mean (a) The Depository Trust Company, or, if agreed to by Borrower and Lender, such other "securities intermediary" (within the meaning of the UCC) at which Borrower (or Borrower's agent) and Lender (or Lender's agent) maintain accounts, or (b) a Federal Reserve Bank, to the extent that it maintains a book-entry system.

         24.9 "Close of Business" shall mean the time established by the parties in Schedule B or otherwise orally or in writing or, in the absence of any such agreement, as shall be determined in accordance with market practice.

         24.10 "Close of Trading" shall mean, with respect to any Security, the end of the primary trading session established by the principal market for such Security on a Business Day, unless otherwise agreed by the parties.

         24.11 "Collateral" shall mean cash, securities issued or guaranteed by the United States government or its agencies or instrumentalities.

         24.12    "Collateral Distributions" shall have the meaning assigned in
                  Section 8.5(a).

         24.13    "Confirmation" shall have the meaning assigned in Section 2.1.

         24.14    "Contractual Currency" shall have the meaning assigned in
                  Section 16.1.

         24.15 "Customer" shall mean any person that is a customer of Borrower under Rule 15c3-3 under the Exchange Act or any comparable regulation of the Secretary of the Treasury under
                  Section 15C of the Exchange Act (to the extent that Borrower is subject to such Rule or comparable regulation).

         24.16 "Cutoff Time" shall mean a time on a Business Day by which a transfer of cash, securities or other property must be made by Borrower or Lender to the other, as shall be agreed by Borrower and Lender in Schedule B or otherwise orally or in writing or, in the absence of any such agreement, as shall be determined in accordance with market practice.

         24.17    "Default" shall have the meaning assigned in Section 12.

         24.18    "Defaulting Party" shall have the meaning assigned in Section
                  17.

         24.19 "Distribution" shall mean, with respect to any Security at any time, any distribution made on or in respect of such Security, including, but not limited to: (a) cash and all other property, (b) stock dividends, (c) Securities received as a result of split ups of such Security and distributions in respect thereof, (d) interest payments, (e) all rights to purchase additional Securities, and (f) any cash or other consideration paid or provided by the issuer of such Security in exchange for any vote, consent or the taking of any similar action in respect of such Security (regardless of whether the record date for such vote, consent or other action falls during the term of the Loan). In the event that the holder of a Security is entitled to elect the type of distribution to be received from two or more alternatives, such election shall be made by Lender, in the case of a Distribution in respect of the Loaned Securities, and by Borrower, in the case of a Distribution in respect of Collateral.

         24.20 "Equity Security" shall mean any security (as defined in the Exchange Act) other than a "nonequity security," as defined in Regulation T.

         24.21 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         24.22 "Extension Deadline" shall mean, with respect to a letter of credit, the Cutoff Time on the Business Day preceding the day on which the letter of credit expires.

         24.23    "FDIA" shall have the meaning assigned in Section 25.4.

         24.24    "FDICIA" shall have the meaning assigned in Section 25.5.

         24.25 "Federal Funds Rate" shall mean the rate of interest (expressed as an annual rate), as published in Federal Reserve Statistical Release H.15(519) or any publication substituted therefor, charged for federal funds (dollars in immediately available funds borrowed by banks on an overnight unsecured basis) on that day or, if that day is not a banking day in New York City, on the next preceding banking day.

         24.26 "Foreign Securities" shall mean, unless otherwise agreed, Securities that are principally cleared and settled outside the United States.

         24.27 "Government Securities" shall mean government securities as defined in Section 3(a)(42)(A)-(C) of the Exchange Act.

         24.28    "Lender" shall have the meaning assigned in Section 1.

         24.29    "Lender Payment" shall have the meaning assigned in Section
                  8.5(a).

         24.30 "LIBOR" shall mean for any date, the offered rate for deposits in U.S. dollars for a period of three months which appears on the Reuters Screen LIBO page as of 11:00 a.m., London time, on such date (or, if at least two such rates appear, the arithmetic mean of such rates).

         24.31    "Loan" shall have the meaning assigned in Section 1.

         24.32    "Loan Fee" shall have the meaning assigned in Section 5.1.

         24.33 "Loaned Security" shall mean any Security transferred in a Loan hereunder until such Security (or an identical Security) is transferred back to Lender hereunder, except that, if any new or different Security shall be exchanged for any Loaned Security by recapitalization, merger, consolidation or other corporate action, such new or different Security shall, effective upon such exchange, be deemed to become a Loaned Security in substitution for the former Loaned Security for which such exchange is made. For purposes of return of Loaned Securities by Borrower or purchase or sale of Securities pursuant to Section 13, such term shall include Securities of the same issuer, class and quantity as the Loaned Securities, as adjusted pursuant to the preceding sentence.

         24.34    "Margin Deficit" shall have the meaning assigned in Section
                  9.2.

         24.35    "Margin Excess" shall have the meaning assigned in Section
                  9.3.

         24.36 "Margin Notice Deadline" shall mean the time agreed to by the parties in the relevant Confirmation, Schedule B hereto or otherwise as the deadline for giving notice requiring same-day satisfaction of mark-to-market obligations as provided in
                  Section 9 hereof (or, in the absence of any such agreement, the deadline for such purposes established in accordance with market practice).

         24.37 "Margin Percentage" shall mean, with respect to any Loan as of any date, a percentage agreed by Borrower and Lender, which shall be not less than 100%, unless (a) Borrower and Lender agree otherwise, as provided in Section 23.2, and (b) Lender is not a Customer. Notwithstanding the previous sentence, in the event that the writing or other confirmation evidencing the agreement described in clause (a) does not set out such percentage with respect to any such Loan, the Margin Percentage shall not be a percentage less than the percentage obtained by dividing (i) the Market Value of the Collateral required to be transferred by Borrower to Lender with respect to such Loan at the commencement of the Loan by (ii) the Market Value of the Loaned Securities required to be transferred by Lender to Borrower at the commencement of the Loan.

         24.38 "Market Value" shall have the meaning set forth in Annex I or otherwise agreed to by Borrower and Lender in writing. Notwithstanding the previous sentence, in the event that the meaning of Market Value has not been set forth in Annex I or in any other writing, as described in the previous sentence, Market Value shall be determined in accordance with market practice for the Securities, based on the price for such Securities as of the most recent Close of Trading obtained from a generally recognized source agreed to by the parties or the closing bid quotation at the most recent Close of Trading obtained from such source, plus accrued interest to the extent not included therein (other than any interest credited or transferred to, or applied to the obligations of, the other party pursuant to Section 8, unless market practice with respect to the valuation of such Securities in connection with securities loans is to the contrary). If the relevant quotation did not exist at such Close of Trading, then the Market Value shall be the relevant quotation on the next preceding Close of Trading at which there was such a quotation. The determinations of Market Value provided for in Annex I or in any other writing described in the first sentences of this Section 24.38 or, if applicable, in the preceding sentence shall apply for all purposes under this Agreement, except for purposes of Section 13.

         24.39    "Payee" shall have the meaning assigned in Section 8.5(a).

         24.40    "Payor" shall have the meaning assigned in Section 8.5(a).

         24.41 "Plan" shall mean: (a) any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 which is subject to Part 4 of Subtitle B of Title I of such Act; (b) any "plan" as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986; or (c) any entity the assets of which are deemed to be assets of any such "employee benefit plan" or "plan" by reason of the Department of Labor's plan asset regulation, 29 C.F.R. Section 2510.3-101.

         24.42 "Regulation T" shall mean Regulation T of the Board of Governors of the Federal Reserve System, as in effect from time to time.

         24.43 "Retransfer" shall mean, with respect to any Collateral, to pledge, repledge, hypothecate, rehypothecate, lend, relend, sell or otherwise transfer such Collateral, or to re-register any such Collateral evidenced by physical certificates in any name other than Borrower's.

         24.44 "Securities" shall mean securities or, if agreed by the parties in writing, other assets.

         24.45    "Securities Distributions" shall have the meaning assigned in
                  Section 8.5(a).

         24.46    "Tax" shall have the meaning assigned in Section 8.5(a).

         24.47    "UCC" shall mean the New York Uniform Commercial Code.

25.      INTENT.

         25.1 The parties recognize that each Loan hereunder is a "securities contract," as such term is defined in Section 741 of Title 11 of the United States Code (the "Bankruptcy Code"), as amended (except insofar as the type of assets subject to the Loan would render such definition inapplicable).

         25.2 It is understood that each and every transfer of funds, securities and other property under this Agreement and each Loan hereunder is a "settlement payment" or a "margin payment," as such terms are used in Sections 362(b)(6) and 546(e) of the Bankruptcy Code.

         25.3 It is understood that the rights given to Borrower and Lender hereunder upon a Default by the other constitute the right to cause the liquidation of a securities contract and the right to set off mutual debts and claims in connection with a securities contract, as such terms are used in Sections 555 and 362(b)(6) of the Bankruptcy Code.

         25.4 The parties agree and acknowledge that if a party hereto is an "insured depository institution," as such term is defined in the Federal Deposit Insurance Act, as amended ("FDIA"), then each Loan hereunder is a "securities contract" and "qualified financial contract," as such terms are defined in the FDIA and any rules, orders or policy statements thereunder (except insofar as the type of assets subject to the Loan would render such definitions inapplicable).

         25.5 It is understood that this Agreement constitutes a "netting contract" as defined in and subject to Title IV of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and each payment obligation under any

                  Loan hereunder shall constitute a "covered contractual payment entitlement" or "covered contractual payment obligation," respectively, as defined in and subject to FDICIA (except insofar as one or both of the parties is not a "financial institution" as that term is defined in FDICIA).

         25.6 Except to the extent required by applicable law or regulation or as otherwise agreed, Borrower and Lender agree that Loans hereunder shall in no event be "exchange contracts" for purposes of the rules of any securities exchange and that Loans hereunder shall not be governed by the buy-in or similar rules of any such exchange, registered national securities association or other self-regulatory organization.

26.      DISCLOSURE RELATING TO CERTAIN FEDERAL PROTECTIONS.

         26.1 WITHOUT WAIVING ANY RIGHTS GIVEN TO LENDER HEREUNDER, IT IS UNDERSTOOD AND AGREED THAT THE PROVISIONS OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 MAY NOT PROTECT LENDER WITH RESPECT TO LOANED SECURITIES HEREUNDER AND THAT, THEREFORE, THE COLLATERAL DELIVERED TO LENDER MAY CONSTITUTE THE ONLY SOURCE OF SATISFACTION OF BORROWER'S OBLIGATIONS IN THE EVENT BORROWER FAILS TO RETURN THE LOANED SECURITIES.

         26.2 LENDER ACKNOWLEDGES THAT, IN CONNECTION WITH LOANS OF GOVERNMENT SECURITIES AND AS OTHERWISE PERMITTED BY APPLICABLE LAW, SOME SECURITIES PROVIDED BY BORROWER AS COLLATERAL UNDER THIS AGREEMENT MAY NOT BE GUARANTEED BY THE UNITED STATES.


                            (SIGNATURE PAGE FOLLOWS)

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.



         LENDER:      LEBOW GAMMA LIMITED PARTNERSHIP
             By:      LeBow Gamma Inc., Its General Partner

         By: /s/ Bennett S. LeBow
             -------------------------------------------------------------------
         Title:  President and Chief Executive Officer
                 ---------------------------------------------------------------
         Date:  June 28, 2001
                ----------------------------------------------------------------



         BORROWER:

         By: /s/ Donna Shahabi
             -----------------------------------------
         Title:  Senior Vice President
                 -------------------------------------
         Date:  June 28, 2001
                --------------------------------------

ANNEX I

MARKET VALUE

Unless otherwise agreed by Borrower and Lender:

1. If the principal market for the Securities to be valued is a national securities exchange in the United States, their Market Value shall be determined by their last sale price on such exchange at the most recent Close of Trading or, if there was no sale on the Business Day of the most recent Close of Trading, by the last sale price at the Close of Trading on the next preceding Business Day on which there was a sale on such exchange, all as quoted on the Consolidated Tape or, if not quoted on the Consolidated Tape, then as quoted by such exchange.

2. If the principal market for the Securities to be valued is the over-the-counter market, and the Securities are quoted on The Nasdaq Stock Market ("Nasdaq"), their Market Value shall be the last sale price on Nasdaq at the most recent Close of Trading or, if the Securities are issues for which last sale prices are not quoted on Nasdaq, the last bid price at such Close of Trading. If the relevant quotation did not exist at such Close of Trading, then the Market Value shall be the relevant quotation on the next preceding Close of Trading at which there was such a quotation.

3. Except as provided in Section 4 of this Annex, if the principal market for the Securities to be valued is the over-the-counter market, and the Securities are not quoted on Nasdaq, their Market Value shall be determined in accordance with market practice for such Securities, based on the price for such Securities as of the most recent Close of Trading obtained from a generally recognized source agreed to by the parties or the closing bid quotation at the most recent Close of Trading obtained from such a source. If the relevant quotation did not exist at such Close of Trading, then the Market Value shall be the relevant quotation on the next preceding Close of Trading at which there was such a quotation.

4. If the Securities to be valued are Foreign Securities, their Market Value shall be determined as of the most recent Close of Trading in accordance with market practice in the principal market for such Securities.

5. The Market Value of a letter of credit shall be the undrawn amount thereof.

6. All determinations of Market Value under Sections 1 through 4 of this Annex shall include, where applicable, accrued interest to the extent not already included therein (other than any interest credited or transferred to, or applied to the obligations of, the other party pursuant to Section 8 of the Agreement), unless market practice with respect to the valuation of such Securities in connection with securities loans is to the contrary.

7. The determinations of Market Value provided for in this Annex shall apply for all purposes under the Agreement, except for purposes of
         Section 13 of the Agreement.




                                    Annex I-1

ANNEX II

TERM LOANS

This Annex sets forth additional terms and conditions governing Loans designated as "Term Loans" in which Lender lends to Borrower a specific amount of Loaned Securities ("Term Loan Amount") against a pledge of cash Collateral by Borrower for an agreed upon Cash Collateral Fee until a scheduled termination date ("Termination Date"). Unless otherwise defined, capitalized terms used but not defined in this Annex shall have the meanings assigned in the Securities Loan Agreement of which it forms a part (such agreement, together with this Annex and any other annexes, schedules or exhibits, referred to as the "Agreement").

1. The terms of this Annex shall apply to Loans of Equity Securities only if they are designated as Term Loans in a Confirmation therefor provided pursuant to the Agreement and executed by each party, in a schedule to the Agreement or in this Annex. All Loans of Securities other than Equity Securities shall be "Term Loans" subject to this Annex, unless otherwise agreed in a Confirmation or other writing.

2. The Confirmation for a Term Loan shall set forth, in addition to any terms required to be set forth therein under the Agreement, the Term Loan Amount, the Cash Collateral Fee and the Termination Date. Lender and Borrower agree that, except as specifically provided in this Annex, each Term Loan shall be subject to all terms and conditions of the Agreement, including, without limitation, any provisions regarding the parties' respective rights to terminate a Loan.

3. In the event that either party exercises its right under the Agreement to terminate a Term Loan on a date (the "Early Termination Date") prior to the Termination Date, Lender and Borrower shall, unless otherwise agreed, use their best efforts to negotiate in good faith a new Term Loan (the "Replacement Loan") of comparable or other Securities, which shall be mutually agreed upon by the parties, with a Market Value equal to the Market Value of the Term Loan Amount under the terminated Term Loan (the "Terminated Loan") as of the Early Termination Date. Such agreement shall, in accordance with Section 2 of this Annex, be confirmed in a new Confirmation at the commencement of the Replacement Loan and be executed by each party. Each Replacement Loan shall be subject to the same terms as the corresponding Terminated Loan, other than with respect to the commencement date and the identity of the Loaned Securities. The Replacement Loan shall commence on the date on which the parties agree which Securities shall be the subject of the Replacement Loan and shall be scheduled to terminate on the scheduled Termination Date of the Terminated Loan.

4. Borrower and Lender agree that, except as provided in Section 5 of this Annex, if the parties enter into a Replacement Loan, the Collateral for the related Terminated Loan need not be returned to Borrower and shall instead serve as Collateral for such Replacement Loan.

5. If the parties are unable to negotiate and enter into a Replacement Loan for some or all of the Term Loan Amount on or before the Early Termination Date, (a) the party requesting




                                   Annex II-1
         termination of the Terminated Loan shall pay to the other party a Breakage Fee computed in accordance with Section 6 of this Annex with respect to that portion of the Term Loan Amount for which a Replacement Loan is not entered into and (b) upon the transfer by Borrower to Lender of the Loaned Securities subject to the Terminated Loan, Lender shall transfer to Borrower Collateral for the Terminated Loan in accordance with and to the extent required under the Agreement, provided that no Default has occurred with respect to Borrower.

6. For purposes of this Annex, the term "Breakage Fee" shall mean a fee agreed by Borrower and Lender in the Confirmation or otherwise orally or in writing. In the absence of any such agreement, the term "Breakage Fee" shall mean, with respect to Loans of Government Securities, a fee equal to the sum of (a) the cost to the non-terminating party (including all fees, expenses and commissions) of entering into replacement transactions and entering into or terminating hedge transactions in connection with or as a result of the termination of the Terminated Loan, and (b) any other loss, damage, cost or expense directly arising or resulting from the termination of the Terminated Loan that is incurred by the non-terminating party (other than consequential losses or costs for lost profits or lost opportunities), as determined by the non-terminating party in a commercially reasonable manner, and (c) any other amounts due and payable by the terminating party to the non-terminating party under the Agreement on the Early Termination Date.





                                   Annex II-2

SCHEDULE A

NAMES AND ADDRESSES FOR COMMUNICATIONS





                                  Schedule A-1

SCHEDULE B

SUPPLEMENTAL PROVISIONS

A.       IDENTIFICATION AND AMOUNT OF LOANED SECURITIES:

         Issuer:  Vector Group Ltd.

         Amount:  Up to 3,000,000 shares of common stock of the Issuer



B.       COLLATERAL:

         Cash in an amount equal to the daily Market Value of the Loaned Securities



C.       FEES:

         Loan Fee:                  _____%

         Cash Collateral Fee:       _____%

         At all times, the net of the two fees should result in a net benefit of 20 basis points to be retained by Lender.



                                  Schedule B-1

                                                                      Exhibit 11

June 28, 2001


Andrew Whittaker
Executive Vice President
Jefferies & Company, Inc.
11100 Santa Monica Boulevard
10th Floor
Los Angeles, California  90025

Dear Andrew:

                  On the terms set forth in the Master Securities Loan Agreement dated as of June 28, 2001 (the "Loan Agreement"), between the undersigned and Jefferies & Company, Inc. ("Jefferies"), and for other good and valuable consideration, the receipt of which is hereby acknowledged, not withstanding any other agreement, the undersigned has agreed to lend or re-lend, in case the loan is terminated, to Jefferies 3,000,000 shares (the "Borrowed Shares") of common stock of Vector Group Ltd., a Delaware corporation ("Vector"), owned beneficially and of record by the undersigned, and hereby agrees not to dispose of such Borrowed Shares, at all times, for a period of three years from the date hereof. The undersigned also will use commercially reasonable efforts to cooperate with Vector to assure that the Form S-3 registration statement relating to the Borrowed Shares is available and effective for the loan of the Borrowed Shares during such three-year period.

                  Notwithstanding any of the covenants or agreements set forth herein, in no event shall any such covenants or agreements: (1) prohibit the undersigned from selling or otherwise disposing of any or all of the Borrowed Shares in a "Change of Control Transaction" (as such term is defined herein) or
(2) affect or be deemed to affect the rights and obligations of Bennett S. LeBow ("Mr. LeBow") as a director or officer of Vector (including relating to any Board of Director vote), or the right of the undersigned or any affiliate thereof to vote any shares of common stock of Vector owned thereby, in favor of any Change of Control Transaction (provided that if any affiliate of the undersigned acquires the Shares pursuant to a transaction described in the first bullet point below, such affiliate shall assume the obligations hereunder) or on any other matter in the sole discretion of the undersigned or any such affiliate, PROVIDED, HOWEVER, that the rights of the undersigned or any affiliate thereof set forth in this sentence do not alter the undersigned's or any such affiliate's obligation to loan to Jefferies, and not to dispose of, any new or different security exchanged for the Borrowed Shares in connection with a recapitalization, merger, consolidation, stock purchase or other corporate action. For purposes of this letter, a "Change of Control Transaction" means:

         o the acquisition by any "person" or group under Section 13(d)(3) of the Securities Exchange Act (collectively, "Person") of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of Vector's capital stock entitling such Person to exercise more than 50% of the total voting power of all shares of Vector's capital stock entitling the holders thereof to vote generally in elections of directors, or

         o any consolidation of Vector with, or merger of Vector into, any other Person, any merger of another Person into Vector, or any sale or transfer of all or substantially all of Vector's assets to another Person, other than a merger or sale of assets that (x) is effected solely to change Vector's jurisdiction of incorporation and results in a reclassification, conversion, or exchange of outstanding shares of common stock solely into shares of common stock, or
                  (y) does not have the result that Vector's shareholders immediately before such transaction beneficially own, directly or indirectly, immediately following such transaction, less than 50% of the combined total voting power of all shares of capital stock of the Person resulting from such transaction entitling the holders thereof to vote generally in elections of directors.

         This Letter and the Loan Agreement shall terminate in the event that:
(i) the proposed private placement of securities of Vector to Jefferies shall not have been consummated by July 15, 2001 (other than with respect to any over-allotment option granted to Jefferies), (ii) Vector has redeemed all of Vector's issued and outstanding Convertible Subordinated Notes due 2008 (the "Notes") in accordance with the terms of the indenture governing the Notes, or
(iii) all of the issued and outstanding Notes have been converted by the holders thereof into common stock of Vector in accordance with the terms of the indenture governing the Notes.

                          LEBOW GAMMA LIMITED PARTNERSHIP


                          By: LeBow Gamma Inc., Its General Partner


                          By: /s/ Bennett S. LeBow
                              --------------------------------------------------
                                  Name: Bennett S. LeBow
                                  Title: President and Chief Executive Officer


                          /s/ Bennett S. LeBow
                          ------------------------------------------------------
                              Bennett S. LeBow





                                       2